Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

For the Reporting Period from January 1, 2024 through

December 31, 2024

ResMed prepared this conflict minerals report for the reporting period from January 1, 2024 through December 31, 2024 to comply with Exchange Act Rule 13p-1 (“rule”).

The rule requires ResMed to annually disclose information about the sources for tantalum, tin, tungsten, and gold (known as “3TG” or “conflict minerals”) that may be necessary to the manufacture or functionality of our products. This includes describing the due diligence we performed to determine the source and chain of custody of those minerals in our products, and whether they originated from the Democratic Republic of the Congo or adjoining countries. The rule applies to 3TG. The rule refers to 3TG as “conflict minerals” regardless of where they are sourced and regardless of whether they benefit or finance armed groups.

Part I. Company and Product Description

At ResMed, we pioneer innovative solutions that treat and keep people out of the hospital, empowering them to live healthier, higher-quality lives. Our digital health technologies and cloud-connected medical devices transform care for people with sleep apnea, COPD, and other chronic diseases. Our comprehensive out-of-hospital software platforms support the professionals and caregivers who help people stay healthy in the home or care setting of their choice.

By enabling better care, we improve quality of life, reduce the impact of chronic disease, and lower costs for consumers and healthcare systems in more than 140 countries.

Part II. Reasonable Country of Origin Inquiry

ResMed’s supply chain consists of multiple tiers, as we purchase components or subassemblies from our suppliers, they purchase from their suppliers, and so on. ResMed sources components from hundreds of tier one suppliers. We are several tiers removed from the smelters, refiners and mining companies performing 3TG extraction and initial processing. To determine which suppliers provide us with components covered by the rule, we reviewed the product composition data of our products and examined whether our products contained 3TG that are necessary to their functionality or necessary to their production. For products that contained 3TG, or that we determined may have contained 3TG, we conducted a reasonable country of origin inquiry, designed to determine whether any of the necessary 3TG in our products originated or may have originated in a country covered by the rule, or came from recycled or scrap sources.

During calendar year 2024 ResMed continued a partnership with a third-party consultant and industry specialist to assist in carrying out our conflict minerals program. Where this report refers to ‘we’, it means either ResMed or its third-party consultant. We contacted in-scope suppliers to explain ResMed’s use of a third-party consultant to act on our behalf, collecting and analyzing 3TG information. We believe that working with an industry specialist allows for more efficient and accurate data gathering, provides an industry standard approach, and gives ResMed the ability to review supplier responses against an existing database of information.

We began our reasonable inquiry by contacting suppliers who sold us components or subassemblies that contained or that we determined may have contained necessary 3TG. We offered our suppliers two options for submitting the required information, either by uploading the conflict minerals reporting template by the Responsible Minerals Initiative, or by submitting an online survey version of this template directly to our third-party consultant. Our calendar year 2024 response rate on applicable sourced parts is 92% with 88% of suppliers in scope responding.

Based on a review of our products and our reasonable inquiry, we have concluded in good faith that certain products of ours contain one or more 3TG that are necessary to their functionality or production. We elected to conduct due diligence on the source and chain of custody of the necessary 3TG in our products as set out below.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 30 2025

Part III. Due Diligence Program

A. Design of the due diligence framework

Our due diligence process is designed to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, 2016, and the related Supplement on tin, tantalum, and tungsten and the related Supplement on gold. Our due diligence measures include actions to:

(i)	maintain strong company management systems,

(ii)	identify and assess risks in our supply chain,

(iii)	design and implement a strategy to respond to identified risks,

(iv)	review independent third-party audit of smelter’s and refiner’s due diligence practices, and

(v)	report annually on supply chain due diligence, to the extent the rule requires.

B. Due diligence measures performed

We performed the following due diligence measures during the reporting period.

OECD Step 1. Maintain strong company management systems

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We have a conflict minerals policy, which can be found on our corporate website: https://investor.resmed.com/corporate-governance/governance-documents. The content of any website referred to in this report is not incorporated by reference into this report.

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Our supply agreement and supplier manual refer to the need for our suppliers to comply with the conflict minerals provision in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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We have a cross-functional conflict minerals team, composed of representatives from different business units, responsible for implementing and monitoring our conflict minerals program and the progress of our due diligence efforts.

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We maintain a system of controls and transparency of our supply chain facilitated by our use of the conflict minerals reporting template. We engaged relevant tier one suppliers, and requested information about their supply chain, including any sub-tier suppliers.

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Our third-party consultant’s website provided access to a conflict minerals resource center. This resource center was an additional educational tool that we made available to our suppliers to facilitate a deeper understanding of best practices and the conflict minerals program.

OECD Step 2. Identify and assess risks in the ResMed supply chain

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We conduct qualitative assessments of supplier responses to identify red flags listed in the OECD Guidelines, errors, inconsistencies and incompleteness. We follow-up with suppliers to provide us with responses and additional information if necessary.

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We compare smelters and refiners identified by our direct suppliers in their completed templates against the list of facilities on the Responsible Minerals Initiative’s website. We were able to determine which of the smelters and refiners have received a “conformant,” or “active,” designation from the Responsible Minerals Initiative’s Responsible Minerals Assurance Process or “conflict free” designation from another independent third-party audit program.

OECD Step 3. Design and implement a strategy to respond to identified risks

•	We annually review our strategy and actions for responding to identified risks from the prior reporting period.

OECD Step 4. Review Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

•	We do not have direct relationships with 3TG smelters and refiners. Therefore, we did not audit the smelters and refiners our suppliers identify in their supply chains.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 30 2025

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We believe that audits of smelters and refiners’ due diligence practices conducted by the Responsible Minerals Initiative and other third parties are the best way to identify smelters and refiners with due diligence systems in place that promote responsible sourcing. We relied on industry efforts to influence and encourage smelters and refiners to be audited and to provide certifications through third parties.

OECD Step 5. Report annually on supply chain due diligence

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This Conflict Minerals Report and the Form SD are available on our website at https://investors.resmed.com/Conflict-Minerals- Report/ and are filed with the Securities and Exchange Commission. They constitute our annual disclosure on our supply chain due diligence.

Part IV. Results of Review for the year ended December 31, 2024

A. Smelters and Refiners identified

ResMed is several tiers downstream from the smelters, refiners and mining companies performing 3TG extraction and initial processing. As we do not source, purchase or facilitate any 3TG materials, we receive a list of smelters or refineries from our tier one suppliers. We acknowledge many of our tier one suppliers are also many tiers downstream and may not have the capability to directly validate raw materials associated from certain smelters or refineries for parts or products they may provide ResMed.

As a result of our due diligence process, ResMed’s suppliers identified 364 smelters or refineries across responses received this year Furthermore, the RMI has identified 236 or 65% of smelters or refineries facilities are conformant or have engaged with the RMI. A summary of this analysis is set out below.

Metal	Number of smelters and refiners provided by suppliers (legitimate)	Number of designated “RMAP Conformant” smelters and refiners*	Number of designated “Non Conformant” smelters and refiners*	Number of designated “RMAP Active” smelters and refiners*
Gold	179	91	19	2
Tantalum	37	34	0	0
Tin	92	71	9	1
Tungsten	56	36	4	1
Total	364	232	32	4

Where our due diligence demonstrated that further information was required, further steps to be taken have been summarized in the subsequent sections of this document.

*	Based on the Responsible Minerals Assurance Process or other independent third-party audit program

Some entities reported to us during our diligence process may be subject to international trade restrictions. However, we are unable to confirm whether these entities, or any, smelter or refiner, is or was active in our supply chain because of the over-reporting nature of the industry conflict minerals reporting template information collection process, and the nature of the supply chains and goods.

B. Origins of ResMed’s necessary 3TG

Responding suppliers provided us with a list of smelters and refiners which we checked with our third-party consultant to determine origin. Where suppliers provided us with the name of an invalid smelter or refiner, we were unable to determine the specific country of origin.

As a result of our reasonable country of origin inquiry, we were unable to verify whether any of the necessary 3TG in products we manufactured or contracted for manufacture originated from one of the covered countries and are not from recycled or scrap sources. We are unable to determine whether our products contained 3TG that originated in the Democratic Republic of the Congo or adjoining countries. Therefore, we elected to conduct due diligence on the source and chain of custody of the necessary 3TG in our products.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 30 2025

C. Efforts to determine the 3TG’s mine or location of origin

We have concluded that the most reasonable effort we can make to determine the origin of our necessary 3TG is to seek information from our direct suppliers about the smelters and refiners, and the origin of the necessary 3TG in their supply chains, and to ask our direct suppliers to make the same inquiries of their suppliers. We accomplished this by asking all applicable suppliers to complete the conflict minerals reporting template, and following up with suppliers that did not complete the template. We also followed up with suppliers whose responses were incomplete or included data inconsistent with data we gathered from other suppliers’ conflict minerals reporting templates.

D. Inherent Limitations on Due Diligence Measures

We purchase subassemblies and components from a supply network of many distributors and manufacturers globally. All tier one suppliers have their own supply chains. In some cases, we are at least six tiers removed from the smelters and refiners, and our direct suppliers are also several tiers removed from the smelters and refiners. This limits our ability to obtain reliable product level disclosure statements regarding the source and chain of custody of the necessary 3TG. Due to our position in the supply chain, we must rely on our direct and indirect suppliers to provide information about the source and chain of custody of our necessary 3TG.

We rely on information collected and provided by the Responsible Minerals Assurance Process. We also rely on the Responsible Minerals Initiative’s audits of smelters and refiners, because we do not perform audits of these facilities ourselves. These third-party representations and audits may prove to be incorrect.

E. Steps to be taken to Mitigate Risk and Improve Due Diligence

In the next reporting period, we intend to continue to take the following actions to further mitigate the risk that the necessary 3TG in our products might not be from responsible sources and to improve the results of our due diligence measures. The intended steps include:

a.	Continuing efforts to increase the number of completed conflict minerals reporting templates.

b.	Continue to educate internal stakeholders on responsible mineral sourcing

c.	Continuing to work with our suppliers to obtain current, accurate, and complete information about their smelters and refiners of 3TG, and their origin.

d.	Encouraging our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this conflict minerals report are forward-looking in nature and are based on ResMed management’s current expectations or beliefs. These forward-looking statements are subject to a number of uncertainties and other factors that may be outside of ResMed’s control and which could cause actual events to differ materially from those expressed or implied by the statements made in this report.

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